UNDERWRITING AGREEMENT

May 3, 2011

SilverCrest Mines Inc.
Suite 501 – 570 Granville Street
Vancouver, BC V6C 3P1

Attention: J. Scott Drever, President and Chairman

Dear Sir:

     Canaccord Genuity Corp. ("Canaccord Genuity"), and Jennings Capital Inc. (each, an "Underwriter", and together, the "Underwriters") hereby severally, in respect of the percentages set forth in section 7.1 of this Agreement, and not jointly, offer to purchase from SilverCrest Mines Inc. (the "Corporation") upon and subject to the terms hereof, an aggregate of 18,750,000 Common Shares (as hereinafter defined) (each an "Offered Share") at a price of $1.60 per Offered Share (the "Offering Price").

     The Underwriters shall further be granted an option (the "Underwriters' Option"), which Underwriters' Option may be exercised in whole or in part at the Underwriters' sole discretion and without obligation, to purchase up to an additional 2,812,500 Common Shares ("Additional Shares") at the Offering Price for market stabilization purposes and/or to cover over-allotments, if any. The Underwriters' Option shall be exercisable by the Underwriters at any time and from time to time, until 30 days following the Closing Date by delivering written notice to that effect not later than 48 hours prior to the proposed Underwriters' Option Closing Date (as hereinafter defined) to the Corporation after which time the Underwriters' Option shall be void and of no further force and effect. In the event that the Underwriters' Option is exercised, the Additional Shares issued thereunder shall be deemed to form part of the Offering (as hereinafter defined) for the purposes hereof and all of the terms and conditions relating to the purchase and sale of the Offered Shares shall apply to each Underwriters' Option Closing (as hereinafter defined).

     The offering of the Offered Shares and any Additional Shares by the Corporation described in this Agreement is hereinafter referred to as the "Offering". Unless the context otherwise requires, all references to Offered Shares, Underwriters’ Warrants (as hereinafter defined) and Underwriters’ Warrant Shares (as hereinafter defined) shall assume the exercise of the Underwriters’ Option and shall include any such securities issuable as a result of such exercise thereof.

     The parties agree that the Offering shall not occur in the United States and that no offer or sale of the Offered Shares or any Additional Shares shall occur in the United States. The Proceeds (as hereinafter defined) shall be used by the Corporation substantially in accordance with the disclosure set out under "Use of Proceeds" in the Final Prospectus (as hereinafter defined). The Underwriters and the Corporation acknowledge that the Schedules hereto form part of this Agreement.

     In consideration of the Underwriters' services to be rendered in connection with the Offering, the Corporation shall pay to Canaccord Genuity, for and on behalf of all of the Underwriters, the Underwriters’ Fee (as hereinafter defined).

The additional terms and conditions of this underwriting agreement (the "Agreement") are set forth below.

1.	DEFINITIONS

1.1	In this Agreement, including any Schedules forming a part of this Agreement:

(a)

"Acts" means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and "Act" means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

	(b)	"Additional Shares" means the up to 2,812,500 additional Common Shares issuable upon exercise of the Underwriters' Option;

	(c)	"AIF" means the Corporation's annual information form dated April 26, 2011, in respect of the year ended December 31, 2010;

(d)

"Applicable Securities Laws" means, in respect of the Offering, collectively the Acts and Regulations having application and the instruments, rules, policies, notices and orders issued by the applicable Regulatory Authorities having application;

	(e)	"Closing" means the closing of the sale of the Offered Shares pursuant to the terms of this Agreement;

	(f)	"Closing Date" means the date on which the Closing occurs;

	(g)	"Comfort Letter" has the meaning given to that term in subsection 5.1(l)(i) hereof;

	(h)	"Closing Materials" has the meaning given to that term in subsection 5.1(l)(vii) hereof;

(i)

"Commissions" means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and "Commission" means the securities regulatory body of a specified Qualifying Jurisdiction;

	(j)	"Common Shares" means the class of shares of the Corporation designated as common shares;

(k)

"Continuous Disclosure Materials" means all documents previously published or filed by the Corporation with the Regulatory Authorities pursuant to applicable timely and continuous disclosure requirements of Applicable Securities Laws and shall include the Prospectuses when filed;

	(l)	"Corporation" means SilverCrest Mines Inc.;

	(m)	"Corporation's Financial Statements" has the meaning given to that term in subsection 4.1(y) hereof;

	(n)	"distribution" (or "distribute" as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);

	(o)	"Exchange" means the TSX Venture Exchange;

(p)

"Final Prospectus" means the final short form prospectus of the Corporation, including all documents incorporated therein by reference and including any amendments or supplements thereto, filed in accordance with NI 44-101 for the purpose of qualifying the distribution of the Offered Shares, the Underwriters’ Warrants and the Underwriters' Option and for which a Passport Decision Document has been issued;

(q)	"ITA" means the Income Tax Act (Canada), as amended;

(r)	"Legal Opinions" has the meaning given to that term in subsection 5.1(l)(ii) hereof;

(s)	"material change" has the meaning given to that term in the Securities Act (British Columbia);

(t)	"Material Contracts" has the meaning given to that term in subsection 4.1(w) hereof;

(u)	"material fact" has the meaning ascribed in the Securities Act (British Columbia);

(v)	“Material Subsidiaries” means Nusantara de Mexico SA de C.V. and NorCrest Silver Inc.;

(w)	“Material Subsidiary Opinions” has the meaning given to that term in subsection 5.1(l)(iii) hereof;

(x)	"misrepresentation" has the meaning given to that term in the Securities Act (British Columbia);

(y)

"Named Executive Officers" means, in respect of the Corporation, its Chief Executive Officer, Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals who would qualify as a Named Executive Officer as provided in this subsection (y) except that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year end;

(z)	"NI 44-101" means National Instrument 44-101 – Short Form Prospectus Distributions;

(aa)	"NP 11-202" means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

(bb)	"Offered Shares" has the meaning given to that term on page 1 of this Agreement;

(cc)	"Offering" means the offering and sale of the Offered Shares pursuant to the terms and conditions of this Agreement;

(dd)	"Offering Price" means $1.60 per Offered Share;

(ee)	"Officers' Certificate" has the meaning given to that term in subsection 5.1(l)(v) hereof;

(ff)

"Passport Decision Document" means a receipt issued by the Principal Regulator pursuant to the Passport System and which evidences the receipt or deemed receipt, as the case may be, by the Commissions in each of the Qualifying Jurisdictions for the Preliminary Prospectus and the Final Prospectus, as the case may be;

(gg)	"Passport System" means the passport system procedure and dual prospectus review procedure provided for under NP 11-202;

(hh)

"Preliminary Prospectus" means the preliminary short form prospectus of the Corporation dated May 3, 2011, including all documents incorporated therein by reference filed in accordance with NI 44-101 for the purpose of qualifying the distribution of the Offered Shares, the Underwriters’ Warrants and the Underwriters' Option and any amendments or supplements to the preliminary short form prospectus that may be filed with the Regulatory Authorities;

(ii)	“Principal Regulator” means the British Columbia Securities Commission;

(jj)	"Principals" has the meaning given to that term in subsection 4.1(xx)(i) hereof;

(kk)

“Proceeds” means the gross proceeds from the sale of the Offered Shares or the Additional Shares, as applicable, less Underwriters’ Commission and the expenses of the Underwriters payable by the Corporation pursuant to section 6.6 hereof;

(ll)	"Prospectuses" means collectively the Preliminary Prospectus and the Final Prospectus;

(mm)	"Qualifying Jurisdictions" means British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and "Qualifying Jurisdiction" means any one of them;

(nn)	"Regulations" means the securities rules or regulations proclaimed under the Acts;

(oo)	"Regulatory Authorities" means collectively the Commissions and the Exchange;

(pp)	“Subsidiaries” means the subsidiaries of the Corporation listed in Schedule B hereto and “Subsidiary” means any one of them;

(qq)	"Supplementary Material" has the meaning given to that term in subsection 2.3(b) hereof;

(rr)	“Technical Reports” means the technical reports on the Corporation’s Santa Elena and Cruz de Mayo Prospectus filed by the Corporation with the Regulatory Authorities;

(ss)	"Time of Closing" means 5:30 a.m. (Vancouver time) on the Closing Date;

(tt)	"Title Opinion" has the meaning given to that term in subsection 5.1(l)(iv) hereof;

	(uu)	"trade" has the meaning given to that term in the Securities Act (British Columbia);

	(vv)	"Underwriter" has the meaning given to that term on page 1 of this Agreement;

	(ww)	"Underwriters' Expenses" has the meaning given to that term in section 6.6 hereof;

(xx)

"Underwriters’ Commission" means a cash fee in an amount equal to 6% of the gross proceeds from the issue and sale of the Offered Shares on the Closing or Underwriters’ Option Closing, as applicable, which will be paid as part of the Underwriters’ Fee;

	(yy)	“Underwriters’ Fee” means the Underwriters’ Commission and the Underwriters’ Warrants;

	(zz)	"Underwriters' Option" means the option to purchase the Additional Shares granted to the Underwriters as set out in section 3.1 hereof;

	(aaa)	"Underwriters' Option Closing" means the closing of the sale of the Additional Shares pursuant to the exercise of the Underwriters' Option;

	(bbb)	"Underwriters' Option Closing Date" means the date on which the Underwriters' Option Closing occurs, provided that such date shall not extend beyond the 32nd day after the Closing Date;

	(ccc)	"Underwriters' Option Time of Closing" means the time on the Underwriters' Option Closing Date at which the Underwriters' Option Closing occurs;

(ddd)

“Underwriters’ Warrants” means that number of non-transferable share purchase warrants of the Corporation as is equal to 6% of the number of Offered Shares sold on the Closing or Underwriters’ Option Closing, as applicable, which will be issued as part of the Underwriters’ Fee and which have the terms provided in this Agreement and the certificates representing such share purchase warrants;

	(eee)	“Underwriters’ Warrant Shares” means the previously unissued Common Shares which will be issued upon the exercise of the Underwriters’ Warrants;

	(fff)	“United States” means the United States of America, its territories and possessions and the District of Columbia; and

	(ggg)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2	All references to dollar figures in this Agreement are to Canadian dollars.

2.	NATURE OF THE TRANSACTION

2.1

Subject to the terms and conditions set out herein, the Underwriters agree to purchase severally and not jointly in the respective percentages set out in section 7.1, and by its acceptance hereof, the Corporation agrees to issue and sell to the Underwriters, all, but not less than all, of the Offered Shares (excluding the Additional Shares) at the Time of Closing on the Closing Date. In the event the Underwriters exercise their right pursuant to the Underwriters' Option to purchase Additional Shares in whole or in part and from time to time, the Corporation hereby agrees to sell to the Underwriters and the Underwriters agree to purchase that number of Additional Shares requested, at the Underwriters' Option Time of Closing.

2.2

This offer is conditional upon, among other things, the Corporation obtaining a Passport Decision Document from the Principal Regulator pursuant to the Passport System dated May 3, 2011, evidencing that a receipt has been issued for the Preliminary Prospectus by the Commissions in the Qualifying Jurisdictions qualifying the distribution by the Corporation of the Offered Shares to purchasers resident in such provinces and of the Underwriters’ Warrants to the Underwriters or any sub-underwriters. The Corporation will (a) use its reasonable best efforts to promptly resolve all comments received or deficiencies raised by the Commissions with respect to the Preliminary Prospectus; and (b) use its best efforts to file the Final Prospectus and obtain a Passport Decision Document from the Principal Regulator evidencing that a receipt has been issued for the Final Prospectus by the Commissions in the Qualifying Jurisdictions qualifying the distribution by the Corporation of the Offered Shares to purchasers resident in such provinces as soon as possible after such comments have been satisfied and deficiencies resolved, and in any event no later than May 10, 2011, or such later date as Canaccord Genuity may agree, acting reasonably.

2.3

The Corporation agrees to pay to the Underwriters on the Closing Date and the Underwriters' Option Closing Date, if applicable, the Underwriters’ Fee payable on the Offered Shares or Additional Shares sold on such date. The Underwriters’ Fee is payable at the Time of Closing and Underwriters' Option Time of Closing, as the case may be, in consideration of the services to be rendered by the Underwriters in connection with the Offering, which services shall include:

	(a)	acting as underwriters of the Corporation to purchase the Offered Shares;

(b)

assisting in the preparation of the Preliminary Prospectus and the Final Prospectus together with any documents supplemental thereto or any amending or supplementary prospectus or other supplemental documents or any similar document (collectively, the "Supplementary Material") required to be filed under the legislation of the Qualifying Jurisdictions and performing administrative work in connection with these matters;

	(c)	advising the Corporation with respect to the Offering;

	(d)	distributing the Offered Shares to the public both directly and through other registered dealers and brokers; and

	(e)	all other services arising out of the agreement resulting from the Corporation's acceptance of this offer.

2.4

The distribution of the Offered Shares and the Underwriters’ Warrants and the grant of the Underwriters' Option shall be qualified by the Prospectuses under Applicable Securities Laws in the Qualifying Jurisdictions and in such other jurisdictions (excluding the United States) as the Corporation and the Underwriters may agree.

2.5	The Offered Shares shall be listed at Closing on the Exchange.

2.6

The Corporation agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters. The Underwriters shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters.

2.7

Each Underwriter, severally and not jointly, nor jointly and severally, covenants, represents and warrants to the Corporation that it will comply with the rules and policies of the Exchange and with all applicable securities legislation of each Qualifying Jurisdiction in which it acts as underwriter of the Corporation in connection with the Offering.

3.	UNDERWRITERS' OPTION

3.1

The Corporation hereby grants to the Underwriters the Underwriters' Option to purchase severally and not jointly and to offer for sale to the public the Additional Shares upon the terms and conditions set forth herein. The Underwriters' Option shall be non-assignable and shall be exercisable at any time and from time to time, until 30 days following the Closing Date by delivering written notice to that effect not later than 48 hours prior to the proposed Underwriters' Option Closing Date to the Corporation after which time the Underwriters' Option shall be void and of no further force and effect. The Additional Shares shall have attributes identical to the Offered Shares issued under the Offering and will be qualified under the Prospectuses.

3.2	Following receipt of notice delivered in accordance with section 3.1, the Underwriters' Option Closing shall occur as set forth in Article 9 hereof.

4.	REPRESENTATIONS AND WARRANTIES

4.1	The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)

the Corporation has no subsidiaries (as such term is defined in the Applicable Securities Laws) other than the Subsidiaries and the jurisdictions of incorporation of the Subsidiaries and beneficial ownership of the Subsidiaries by the Corporation are as set out in Schedule B hereto;

(b) the Corporation and each of the Subsidiaries is a duly incorporated company in good standing under the laws of its jurisdiction of incorporation;

(c)

all of the material transactions of the Corporation and each of the Subsidiaries have been promptly and properly recorded or filed in or with their respective books or records and their respective minute books contain, in all material respects all of their material transactions, all records of the meetings and proceedings of their directors, shareholders and other committees, if any, since their respective incorporations;

(d)

the Corporation and each of the Subsidiaries has the corporate power and capacity to own the assets owned by it and to carry on the business carried on by it, and the Corporation and each of the Subsidiaries hold all necessary licences and permits that are required for carrying on their respective businesses in the manner in which such businesses have been carried on except where failure to hold such licence or permit would not have a material adverse effect upon the Corporation and each of the Subsidiaries, taken as a whole, and is duly qualified to carry on business in all jurisdictions in which it carries on business;

(e)

the Corporation and the Subsidiaries are duly registered and licensed to carry on business in the jurisdictions in which they carry on business or own property where so required by the laws of that jurisdiction and are not otherwise precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document;

(f)

this Agreement has been authorized, executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation enforceable in accordance with the terms hereof, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(g)	the Corporation has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein;

(h)

the execution and delivery of this Agreement, the performance by the Corporation of its obligations hereunder, the issue and sale of the Offered Shares, the issue of the Underwriters’ Warrants and the Underwriters’ Warrant Shares upon exercise of the Underwriters’ Warrants, the grant of the Underwriters’ Option and the consummation of the transactions contemplated in this Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Corporation, including without limitation, Applicable Securities Law; (B) the constating documents, articles or resolutions of the Corporation and its shareholders which are in effect at the date hereof; (C) any Material Contract, debt instruments, mortgage, note, indenture, agreement, instrument, lease or other document to which the Corporation is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the property or assets of the Corporation; and

(i)

the Corporation and each of the Subsidiaries are in compliance in all material respects with all material terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of its business and, to the best of the Corporation's knowledge, all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Corporation or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Corporation or the Subsidiaries, exists with respect thereto;

(j)

the authorized capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value, and 66,959,179 Common Shares are issued and outstanding as of the date hereof as fully paid and non-assessable shares and no preferred shares are issued and outstanding as at the date hereof;

(k)

except as disclosed in Schedule A or pursuant to this Agreement, the Corporation is not a party to and has not granted any right, agreement option (whether present or future, contingent or absolute) or right or privilege capable of becoming a right, agreement or option for the purchase, subscription or issuance, allotment or other acquisition of any Common Shares of securities convertible into or exchangeable for Common Shares or to require the Corporation to purchase, redeem or otherwise acquire any of its issued and outstanding Common Shares. To the best of the Corporation's knowledge, there are not now, and at the Time of Closing and Underwriters' Option Time of Closing, as the case may be, there will not be, any shareholder agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Corporation or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Corporation;

(l)	the Common Shares of the Corporation are listed for trading on the Exchange and the Corporation is not in default of any of the listing requirements of the Exchange applicable to the Corporation;

(m)

the Corporation is a reporting issuer in British Columbia, Alberta and Ontario and the Corporation is not in default of any of the requirements of the Applicable Securities Laws of these provinces or any of the administrative policies or notices of the Regulatory Authorities;

(n)

the Corporation meets the criteria set forth in section 2.2 of NI 44-101 so as to allow it to offer securities using a short form prospectus and has filed the required notice set forth in section 2.8 of NI 44-101;

(o)

except as disclosed in the Prospectuses with respect to the Company’s failure to file periodic reports with the United States Securities and Exchange Commission, the Corporation has complied and will comply fully with the requirements of all applicable corporate and securities laws and administrative policies and directions, including, without limitation, the Applicable Securities Laws in relation to the issue and trading of its securities and in all matters relating to the Offering;

(p)

the Continuous Disclosure Materials and all financial, marketing, sales and operational information provided to the Underwriters by the Corporation contain no misrepresentations, contain no untrue statement of a material fact as at the respective dates thereof and do not omit to state a material fact which, at the respective dates thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and in compliance with Applicable Securities Laws in all material respects;

(q)	the AIF is substantially in the form required by Form 51-102F2 as prescribed by National Instrument 51-102 – Continuous Disclosure Obligations and does not contain a misrepresentation;

(r)

the Prospectuses, when filed, will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made and, together with all of the information incorporated by reference in the Prospectuses, will constitute full, true and plain disclosure of all material facts relating to the Corporation and the securities to be issued pursuant to the Offering and comply with Applicable Securities Laws;

(s)

upon their issuance the Offered Shares will be validly issued and outstanding as fully paid and non-assessable Common Shares of the Corporation registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof clear of all voting restrictions, trade restrictions (except control person restrictions) and, to the best of its knowledge, liens, charges or encumbrances of any kind whatsoever under Canadian law;

(t)

the Offered Shares will, on the Closing Date, be qualified investments under the ITA and the regulations thereunder, as in effect on the date hereof, for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a deferred profit sharing plan, a registered disability savings plan and a tax-free savings account, each as defined in the ITA, subject to the specific provisions of any such plan;

(u)

there is not presently, and will not be until the later of the Closing Date and the Underwriters’ Option Closing Date, any material change or change in any material fact relating to the Corporation or the Subsidiaries which has not been or will not be fully disclosed to the public;

(v)

the Corporation has and will have filed all documents that are required to be filed under the continuous disclosure provisions of the Applicable Securities Laws, including annual and interim financial statements, press releases disclosing material changes and material change reports;

(w)

all contracts and agreements material to the Corporation taken as a whole other than those entered into in the ordinary course of business and its business as presently conducted and taken as a whole (collectively the "Material Contracts") have been disclosed in the Prospectuses;

(x)

to the knowledge of the Corporation, information and belief, none of the directors or officers of the Corporation is or has been ever been subject to prior regulatory, criminal or bankruptcy proceedings in Canada or elsewhere;

(y)

the consolidated audited financial statements of the Corporation for its fiscal years ended December 31, 2010 and December 31, 2009 (the "Corporation's Financial Statements"), which are to be incorporated by reference in the Prospectuses, are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of the Corporation on a consolidated basis for the periods then ended and the Corporation's Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(z)

there have been no adverse material changes in the financial position of the Corporation or the Subsidiaries since December 31, 2010, and the business of the Corporation and the Subsidiaries has been carried on in the usual and ordinary course consistent with past practice since such date;

(aa)

to the knowledge of the Corporation, the auditors who audited the Corporation's Financial Statements and who provided their audit report thereon are independent public accountants as required under Applicable Securities Laws;

(bb)

there has not been a "reportable event" (within the meaning of National Instrument 51-102) with the present auditors of the Corporation and the auditors of the Corporation have not provided any material comments or recommendations to the Corporation regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Corporation;

(cc)

there are no material liabilities of the Corporation or of the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Corporation's Financial Statements except those incurred in the ordinary course of business since January 1, 2011;

(dd)

since January 1, 2011, and excluding expenditures in the ordinary course of business, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Corporation or any damage, loss or other change of any kind whatsoever in circumstances materially affecting its business or assets, taken as a whole, or the right or capacity of the Corporation to carry on its business, such business having been carried on in the ordinary course;

(ee)

the directors, officers and key employees of the Corporation and the compensation arrangements with respect to the Corporation's Named Executive Officers are as disclosed in the Continuous Disclosure Materials and there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Corporation;

(ff)

the Corporation has complied with the requirements of National Instrument 43- 101 – Standards of Disclosure for Mineral Projects, in all material respects, including, but not limited to, the preparation and filing of technical reports;

(gg)

the Corporation made available to the respective authors of the Technical Reports prior to the issuance of such reports, for the purpose of preparing each Technical Report, as applicable, all information requested, and to the knowledge and belief of the Corporation, no such information contained any misrepresentation as at the relevant time the relevant information was made available and there have been no material adverse changes to such information;

(hh)

to the best of the Corporation’s knowledge, each of the Technical Reports accurately and completely sets forth all material facts relating to the properties that are subject thereto as at the date of such report and there have been no material adverse changes to such information;

(ii)

the Corporation and each of the Subsidiaries have good title to their material assets disclosed in the Continuous Disclosure Materials, free and clear of all material liens, charges and encumbrances of any kind whatsoever save and except as disclosed in the Continuous Disclosure Materials;

(jj)

except as set out in the Continuous Disclosure Materials, the Corporation does not have any responsibility or obligation to pay or have paid on its behalf any material commission, royalty or similar payment to any person with respect to its material property rights;

(kk)

all material interests of the Corporation in its material properties and surface rights for exploration and exploitation, as applicable, overlying those properties of the Corporation are completely and accurately described in the Continuous Disclosure Materials and:

(i)

are owned or held by the Corporation as owner thereof with good title; in good standing; valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them except as set out in the Continuous Disclosure Materials;

(ii)

no other material property rights are necessary for the conduct of the Corporation's business as it is currently being conducted, and there are no material restrictions on the ability of the Corporation to use or otherwise exploit any such property rights except as set out in the Continuous Disclosure Materials, and the Corporation does not know of any claim or basis for a claim that may adversely affect such rights in any material respects, except as set out in the Continuous Disclosure Materials;

(ll)

the Corporation and the Subsidiaries have all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable laws and regulations necessary for the operation of the businesses carried on or proposed to be carried on by the Corporation and any of the Subsidiaries and each such licence, permit, approval, consent, certificate, registration and other authorization is valid, subsisting and in good standing and neither the Corporation nor any Subsidiary is in default or breach of any such licence, permit, approval, consent, certificate, registration and other authorization where such default or breach would be reasonably expected to have a material adverse effect on the Corporation, and to the best of the knowledge of the Corporation, no proceeding is pending or threatened to revoke or limit any such licence, permit, approval, consent, certificate, registration and other authorization;

(mm)

the Corporation and the Subsidiaries have all leases, easements, rights of way, surface access rights, including but not limited to any mineral rights in respect of lands related to the Corporation’s material properties and rights and allocation to water necessary for the operation of the businesses carried on or proposed to be carried on by the Corporation and any of the Subsidiaries and each such leases, easements, rights of way, surface access rights, including but not limited to any mineral rights in respect of lands related to the Corporation’s material properties and rights and allocation to water is valid, subsisting and in good standing and neither the Corporation nor any Subsidiary is in material default or breach of any such leases, easements, rights of way, surface access rights, including but not limited to any mineral rights in respect of lands related to Corporation’s material properties and rights and allocation to water, and to the best of the knowledge of the Corporation, no proceeding is pending or threatened to revoke or limit any such leases, easements, rights of way, surface access rights, including but not limited to any mineral rights in respect of lands related to the Corporation’s material properties and rights and allocation to water;

(nn)

all material licences, permits, approvals, consents, certificates, registrations and other authorizations required under applicable law in connection with the leases, easements, rights of way and surface access rights are in full force and effect or are expected to be acquired in the ordinary course of business and are sufficient to permit the Corporation and each Subsidiary to operate its business as currently conducted and proposed to be conducted at the Corporation’s material properties as described in the Continuous Disclosure Record;

(oo)

to the Corporation’s knowledge, after reasonable inquiry, there are no restrictions imposed by any applicable law or by agreement which materially conflict with the proposed acquisition, development, construction, maintenance and operation of the Corporation’s material properties, except as described in the Continuous Disclosure Record;

(pp)

to the Corporation’s knowledge, the Corporation’s material properties are now zoned and otherwise regulated or are expect to be zoned or otherwise regulated in the ordinary course of business, so as to permit the use of the sites for their intended uses and in accordance with applicable law;

(qq)

neither the Corporation nor any Subsidiary has received written notice of any claims for construction liens or other liens, charges, encumbrances, security interests or adverse claims with respect to work or services performed or materials supplied to, on or in connection with the Corporation’s material properties other than liens or encumbrances imposed in the ordinary course of business;

(rr)

all rentals, payment and obligations (including but not limited to maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the Corporation’s material properties have been properly and timely paid;

(ss)

all (i) mines and mining related activities where the Corporation or any of the Subsidiaries is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance in all material respects with all applicable laws; and (ii) mines located in or on the lands of the Corporation or any of the Subsidiaries or lands pooled or unitized therewith, which have been abandoned by the Corporation or a Subsidiary have in all material respects been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable laws;

(tt)

all operations of the Corporation and the Subsidiaries have been conducted and are currently conducted in all material respects in accordance with all applicable laws, including all applicable material workers’ compensation, and health, safety, labour, workplace and employment standards laws, regulations and policies;

(uu)

the Corporation and the Subsidiaries have not been in material violation of, in connection with the ownership, use, maintenance or operation of their property and assets, any applicable federal, provincial, state, municipal or local laws, by- laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively in this subsection, "environmental laws"). Without limiting the generality of the foregoing:

(i)

the Corporation has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with environmental laws and in accordance with its licences where the failure to do so would reasonably be expected to have a material adverse effect on the Corporation and has received all material permits, licenses or other approvals required of them under applicable environmental laws to conduct its business; and

(ii)

there are no orders, rulings or directives issued against the Corporation and, to the best of the knowledge of the Corporation, there are no orders, rulings or directives pending or threatened against the Corporation under or pursuant to any environmental laws requiring any work, repairs, construction or capital expenditures with respect to any material property or assets of the Corporation which if determined adversely, would be reasonably expected to have a material adverse effect on the Corporation;

(vv)

the Corporation maintains insurance against loss of, or damage to, its material assets and all of the policies in respect of such insurance are in amounts and on terms that in the view of Corporation's management are reasonable for companies of a similar size operating in the mining industry and are in good standing in all respects and not in default in any respect;

(ww)

the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management's general or specific authorization; (iv) the amount recorded in the books and records of the Corporation for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences revealed by such comparisons; and (v) material information relating to it is known to those within the Corporation responsible for the preparation of the financial statements during the period in which such financial statements have been prepared;

(xx)

the books and records of the Corporation and the Subsidiaries disclose all of their material financial transactions and such transactions have been fairly and accurately recorded in all material respects; and except as disclosed in the Corporation's Financial Statements or in the Continuous Disclosure Materials:

(i)

the Corporation and the Subsidiaries are not indebted to any of its directors or officers (collectively the "Principals"), other than on account of director’s fees or expenses accrued but not paid, or to any of its shareholders, past directors, past officers, employees (past or present) or any person not dealing at “arm’s length” (as such term is used in the ITA);

	(ii)	none of the Principals or shareholders of the Corporation is indebted or under obligation to the Corporation, on any account whatsoever; and

	(iii)	the Corporation has not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation of any kind whatsoever;

(yy)

the Corporation and the Subsidiaries have established on their books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Corporation or the Subsidiaries, except for taxes not yet due, and there are no audits of any of the tax returns of the Corporation or the Subsidiaries, which are known by the Corporation’s management to be pending, and there are no claims which have been or that may be asserted relating to any such tax returns which, to the best of the knowledge of Corporation’s management, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Corporation or the Subsidiaries taken as a whole;

(zz)

all tax returns, reports, elections, remittances and payments of the Corporation and the Subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing by the Corporation have been paid or accrued in the Corporation’s Financial Statements;

(aaa)

the Corporation and the Subsidiaries have filed all federal, provincial, local and foreign tax returns which are required to be filed and have made adequate provision for taxes payable for all subsequent periods and the Corporation is not aware of any material contingent tax liability of the Corporation;

(bbb)

except as disclosed in the Continuous Disclosure Materials, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or pending or, to the best of the Corporation’s knowledge, threatened against or affecting the Corporation or the Subsidiaries, or to the best of the Corporation's knowledge, its directors, officers or promoters in their capacities as such, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and which if determined adversely would be reasonably expected to have a material adverse effect on the Corporation;

(ccc)

the Corporation and the Subsidiaries and, to the best of the Corporation's knowledge, the Corporation’ directors, officers and promoters have conducted and are conducting their business and are in compliance in all material respects with all applicable laws, regulations and statutes (including without limitation, all applicable federal, provincial, municipal and local environmental, anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body including exploration and exploitation permits and concessions) in the jurisdictions in which they carry on business and which may materially affect the Corporation or any of the Subsidiaries, taken as a whole, the Corporation has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations and statutes, and is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of the Corporation or the Subsidiaries, taken a whole or the business or legal environment under which the Corporation or any of the Subsidiaries operates;

(ddd)

no notice with respect to any of the matters referred to in subsection 4.1(ccc), including any alleged violations by the Corporation with respect thereto has been received by the Corporation, and to the best of the knowledge of the Corporation, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation is in progress, pending or threatened, which could reasonably be expected to have a material adverse effect on the Corporation and to the Corporation's knowledge there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Corporation, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

(eee)

the Corporation is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of the Corporation or the business or legal environment under which the Corporation operates;

(fff)

other than the Underwriters pursuant to this Agreement and their respective representatives, there is no person acting or purporting to act at the request of the Corporation who is entitled to any brokerage, agency, underwriting, or other fiscal advisory or similar fee in connection with the transactions contemplated herein;

(ggg)

as of the time of Closing and the Underwriters’ Option Time of Closing, the Corporation is a “foreign issuer”, as such term is defined in Regulation S promulgated under U.S. Securities Act, that reasonably believes there is no “substantial U.S. Market Interest”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, in the Common Shares;

(hhh)

the Corporation is not, and as a result of the sale of the Offered Shares and Additional Shares contemplated hereby will not be, an “investment company”, as such term is defined under the United States Investment Company Act of 1940, as amended;

(iii)

the Corporation has not and will not engage in any “directed selling efforts”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, in the Offered Shares, the Additional Shares, the Underwriters’ Warrants or the Underwriters’ Warrant Shares; and

(jjj)

all offers and sales of the Offered Shares and Additional Shares have occurred and will occur in “offshore transactions”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, in compliance with Regulation S promulgated under the U.S. Securities Act.

4.2

The representations and warranties of the Corporation contained in this Agreement shall be true at the Time of Closing and the Underwriters' Option Time of Closing, if applicable, as though they were made at the Time of Closing and the Underwriters' Option Time of Closing, if applicable, and they shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters.

4.3

Each of the Underwriters, severally and not jointly, nor jointly and severally, represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in entering into this Agreement, that:

	(a)	the Underwriter is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;

(b)

the Underwriter is, and will remain so until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfil its obligations hereunder and the Underwriter is, and will remain so until the completion of the Offering, a member of the Exchange;

	(c)	the Underwriter will conduct the Offering in accordance with Applicable Securities Laws; and

	(d)	the Underwriter has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein.

4.4

The representations and warranties of each of the Underwriters contained in this Agreement shall be true at the Time of Closing and the Underwriters' Option Time of Closing, if applicable, as though they were made at the Time of Closing and the Underwriters' Option Time of Closing, if applicable, and shall survive the completion of the transactions contemplated under this Agreement.

5.	ADDITIONAL COVENANTS

5.1	The Corporation covenants and agrees with the Underwriters that it shall:

(a)

file with the Exchange all required documents and pay all required filing fees, and do all things required by the rules and policies of the Exchange, in order to obtain the conditional acceptance of the Exchange for the Offering and the listing of the Offered Shares prior to the Closing Date;

(b)

with respect to the filing of the Prospectuses as contemplated herein, fulfil all legal requirements required to be fulfilled by the Corporation in connection therewith, in each case in form and substance satisfactory to the Underwriters as evidenced by the Underwriters' execution of the certificates attached thereto;

(c)

prior to the filing of the Prospectuses, allow the Underwriters to review the Prospectuses and conduct all due diligence which the Underwriters may reasonably require in order to fulfil their obligations as underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, all corporate and operating records, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectuses and access to key officers of the Corporation;

(d)

during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of any material change (actual or proposed) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, taken as a whole, or of any change which is of such a nature as to result in a misrepresentation in either of the Prospectuses and:

(i)

the Corporation shall, within any applicable time limitation, comply with all filing and other requirements under the Applicable Securities Laws of the Qualifying Jurisdictions, and with the rules of the Exchange, applicable to the Corporation as a result of any such change;

(ii)

however, notwithstanding the foregoing, the Corporation shall not file any Supplementary Material without first obtaining the approval of the Underwriters as to the form and content thereto, which approval shall not be unreasonably withheld and shall be provided on a timely basis;

and, in addition to the foregoing, the Corporation shall, in good faith, discuss with the Underwriters any change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Corporation as to whether notice in writing of such change need be given to the Underwriters pursuant to this subsection;

(e)

deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Corporation in accordance with subsection 5.1(d) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by subsection 5.1(l) below;

(f)

from time to time and without charge to the Underwriters, deliver to the Underwriters as many copies of each of the Prospectuses as the Underwriters may reasonably request, and such delivery will constitute the Corporation's consent to the Underwriters' use of such documents in connection with the Offering;

(g)

by the act of having delivered each of the Prospectuses to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Corporation as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(h)

prior to the Time of Closing and Underwriters' Option Time of Closing, as the case may be, fulfil to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Corporation to enable the Offered Shares to be distributed free of trade restrictions in the Qualifying Jurisdictions, subject only to the requirements of Applicable Securities Laws;

(i)

use its commercially reasonable efforts to maintain its status as a "reporting issuer" not in default in at least one of the Qualifying Jurisdictions for a period of two years from the Closing Date and use its commercially reasonable efforts to maintain its listing of its Common Shares on the Exchange for a period of two years from the Closing Date. For greater certainty, it will not be considered reasonable to maintain such status or listing if to do so would hinder or impede, in any way, any effort on the part of the Corporation to effect, or to take any steps in furtherance of, any bona fide amalgamation or business combination (whether by way of a merger, plan of arrangement, consolidation, share or other security exchange transaction, recapitalization, asset acquisition or other transaction) involving any one or more of itself or any of the Subsidiaries or affiliates with any third party completed in accordance with Applicable Securities Laws;

(j)	use the Proceeds substantially in accordance with the disclosure set out under "Use of Proceeds" in the Final Prospectus;

(k)	duly, punctually and faithfully perform all of the obligations to be performed by it under this Agreement;

(l)	deliver to the Underwriters:

(i)

at the time of execution of the Final Prospectus by the Underwriters, a comfort letter (the "Comfort Letter") of the Corporation's auditors addressed to the Underwriters and their counsel and to the directors of the Corporation and dated as of the date of the Final Prospectus, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectus and to such other matters as the Underwriters may reasonably require;

(ii)

at the Time of Closing or the Underwriters’ Option Time of Closing, as the case may be, such legal opinions (the "Legal Opinions") of Koffman Kalef LLP, the Corporation's Canadian legal counsel, addressed to the Underwriters and their legal counsel and dated as of the Closing Date or Underwriters' Option Closing Date, as the case may be, in form and content acceptable to the Underwriters, acting reasonably, (and such counsel may rely upon or arrange for separate deliveries of opinions of local counsel where such counsel deems such reliance or delivery proper as to the laws of any jurisdiction other than British Columbia and Canada and may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Corporation) relating to the Final Prospectus, the trade and distribution of the Offered Shares without restriction, and to such other matters as the Underwriters may reasonably require;

(iii)

at the Time of Closing or the Underwriters’ Option Time of Closing, as the case may be, such legal opinions (the "Material Subsidiary Opinions") of the Corporation’s Mexican and Canadian legal counsel (as applicable), addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the Material Subsidiaries;

(iv)

at the Time of Closing or the Underwriters’ Option Time of Closing, as the case may be, a title opinion of the Corporation’s Mexican legal counsel, addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the Corporation's interests in the mineral properties known as the Santa Elena Project and the Cruz de Mayo Project (the "Title Opinion");

(v)

at the Time of Closing or the Underwriters’ Option Time of Closing, as the case may be, a certificate (the "Officers' Certificate") of the Corporation by its President and Chief Financial Officer, addressed to the Underwriters and their legal counsel and dated as of the Closing Date or Underwriters' Option Closing Date, as the case may be, in form and content acceptable to the Underwriters, acting reasonably, relating to the truth and accuracy of the Corporation’s representations and warranties, fulfilment of the Corporation’s covenants required by the Closing Date or Underwriters’ Option Closing Date and confirmation of no material adverse changes;

(vi)

at the Time of Closing or the Underwriters’ Option Time of Closing, as the case may be, a comfort letter of the Corporation's auditors addressed to the Underwriters and their counsel and dated as of the Closing Date or Underwriters’ Option Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectus as of the Closing Date or Underwriters’ Option Closing Date and to such other matters as the Underwriters may reasonably require (the “Bring Down Comfort Letter”); and

(vii)

at the Time of Closing or the Underwriters' Option Time of Closing, as the case may be, such other documents (the "Closing Materials") as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(m)

from and including the date of this Agreement through to and including the Time of Closing and the Underwriters' Option Time of Closing, do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(n)

use its reasonable efforts to restrict the Principals from selling any securities in the Corporation for the period beginning on April 26, 2011 and ending on the Closing Date without the prior written consent of Canaccord Genuity, such consent not to be unreasonably withheld; and

(o)

during the period commencing on the Closing Date and ending on the date which is 90 days following the Closing Date, not issue or announce the issuance of any Common Shares or any financial instruments, securities convertible into or exchangeable for or exercisable to acquire Common Shares without the prior written consent of Canaccord Genuity, such consent not to be unreasonably withheld, other than pursuant to:

	(i)	the grant or exercise of incentive securities pursuant to existing incentive plans;

(ii)	convertible securities or agreements to issue securities outstanding or in effect as at April 26, 2011; and

(iii)	any transaction with an arm’s length third party whereby the Corporation directly or indirectly acquires shares, property or assets of a business.

5.2	Each of the Underwriters, severally and not jointly, nor jointly and severally, covenants and agrees with the Corporation that it shall:

(a) fulfil all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by it in connection with the Offering in the Qualifying Jurisdictions;

(b)

upon being satisfied, acting reasonably, that each of the Prospectuses is in a form satisfactory for filing with the Commissions, execute each of the Prospectuses presented to the Underwriters for execution, and the Underwriters will use their reasonable best efforts to assist the Corporation in obtaining the requisite approvals of the Regulatory Authorities in connection with the preparation and filing of such documents;

(c) execute and deliver all such other documents and materials as may reasonably be required and as are customary in a transaction of this nature; and

(d)

not directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver any of the Prospectuses or Supplementary Materials to US Persons within the meaning of the United States Securities Act of 1933, as amended, or any persons in the United States.

6.	UNDERWRITERS' FEES AND EXPENSES

6.1

In consideration of the services to be rendered by the Underwriters to the Corporation under this Agreement, the Corporation agrees to pay to the Underwriters the Underwriters’ Commission and issue to the Underwriters the Underwriters’ Warrants, at the time and in the manner specified in this Agreement.

6.2

The right to purchase an Underwriters’ Warrant Share under an Underwriters’ Warrant may be exercised at any time until the close of business on the day which is 24 months from the Closing Date at a price of $1.60 per Underwriters’ Warrant Share.

6.3	The Underwriters’ Warrants will be non-transferable, except as permitted by Applicable Securities Laws and the policies of the Exchange.

6.4

The certificates representing the Underwriters’ Warrants will, among other things, include provisions for the appropriate adjustment in the class, number and price of the Underwriters’ Warrant Shares issued upon exercise of the Underwriters’ Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Corporation’s common shares, the payment of stock dividends and the amalgamation of the Corporation.

6.5

The issue of the Underwriters’ Warrants will not restrict or prevent the Corporation from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Underwriters’ Warrants may be exercised.

6.6

The Corporation will pay all expenses related to the Offering, including all fees and disbursements of its own legal counsel, out-of-pocket costs, printing costs and filing fees. The Corporation will pay the expenses (the "Underwriters' Expenses") reasonably incurred by the Underwriters in connection with the transactions contemplated herein including, without limitation, the fees and disbursements of the Canadian legal counsel for the Underwriters (to a maximum of $30,000 in legal fees plus taxes and disbursements). Regardless of whether the transactions contemplated herein are completed or not, the Corporation will pay the Underwriters' Expenses.

6.7

The Corporation shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by Canaccord Genuity and, except to the extent that an Underwriter notifies the Corporation in writing to the contrary, the Underwriters agree that Canaccord Genuity have the authority to bind the Underwriters with respect of all matters covered by this Agreement insofar as such matters relate to the Underwriters, except that Canaccord Genuity shall not have the authority to bind the Underwriters with respect to obligations arising from Articles 7, 10 and 11 hereof, or any waiver pursuant to section 11.5, which waiver must be signed by all of the Underwriters. Canaccord Genuity shall consult with the Underwriters regarding any circumstance or matter which is of such a nature that it would reasonably require consideration by the Underwriters.

7.	UNDERWRITING PERCENTAGES

7.1

The obligations of the Underwriters hereunder, including the obligation to purchase Offered Shares at the Time of Closing or Underwriters' Option Time of Closing, as the case may be, shall be several, and not joint, and shall be limited as regards to each Underwriter to the percentages set out opposite the name of the Underwriters below:

Canaccord Genuity	50%
Jennings Capital Inc.	50%

7.2

In the event that either Underwriter shall fail to purchase its applicable percentage of the Offered Shares or Additional Shares, if applicable, as provided in section 7.1 at the Time of Closing or Underwriters’ Option Time of Closing, as the case may be, the non- defaulting Underwriter shall have the right, but shall not be obligated, to purchase some or all of the Offered Shares which would otherwise have been purchased by that Underwriter which is in default (the Offered Shares in respect of which the defaulting Underwriter fails to purchase and the non-defaulting Underwriter does not elect to purchase being called the “Default Securities”), then the Corporation shall have the right to either: (i) proceed with the sale of the Offered Shares (less the Default Securities) to the non-defaulting Underwriter, or (ii) terminate its obligations hereunder without liability to the non-defaulting Underwriter except under sections 6.6 and 10. Nothing in this section 7.2 shall oblige the Corporation to sell to any Underwriter less than all of the Offered Shares or relieve from liability to the Corporation any Underwriter which shall be so in default.

8.	CONDITIONS PRECEDENT

8.1

The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Underwriters in their sole discretion:

(a)

all actions required to be taken by or on behalf of the Corporation, including without limitation the passing of all requisite resolutions of directors of the Corporation to approve the Prospectuses, to obtain the approval of the Exchange to the Offering and to validly offer, sell and distribute the Offered Shares, to issue and distribute the Underwriters’ Warrants, to issued the Underwriters’ Warrant Shares upon due exercise of the Underwriters’ Warrant Shares, to pay the Underwriters’ Commission and to grant the Underwriters' Option will have been taken;

(b)

the Corporation will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Prospectuses, including, without limitation, the Passport Decision Documents from the Commissions in respect of the Prospectuses and to permit the Corporation to complete its obligations hereunder;

(c)

no order ceasing or suspending trading in any securities of the Corporation, or prohibiting the trade or distribution of any of the Offered Shares will have been issued and no proceedings for such purpose, to the best of the knowledge of the Corporation, will be pending or threatened;

(d)

the Underwriters shall have received at the Time of Closing a letter from the transfer agent of the Corporation dated the Closing Date and signed by an authorized officer of such transfer agent confirming the issued capital of the Corporation;

(e) the Underwriters not having exercised any rights of termination set forth in this Agreement;

(f)

there shall not have occurred prior to the Time of Closing, any adverse material change in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation which could reasonably be expected to have a material adverse effect on the market price or value of the Offered Shares;

(g)

the Corporation will have, as of the Time of Closing, complied with all of its material covenants and agreements contained in this Agreement, including without limitation, all requirements for approval for the listing of the Offered Shares on the Exchange and the deliveries contemplated under section 5.1(l) herein; and

(h)

the material representations and warranties of the Corporation contained in this Agreement will be materially true and correct as of the Time of Closing as if such representations and warranties had been made as of the Time of Closing.

9.	CLOSING AND UNDERWRITERS’ OPTION CLOSING

9.1	The Corporation and the Underwriters shall cause the Closing to occur on May 17, 2011, or such other date as may be agreed by the Corporation and the Underwriters.

9.2

The purchase and sale of the Offered Shares shall be completed at the offices of Koffman Kalef LLP, legal counsel to the Corporation, located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, at the Time of Closing on the Closing Date, or as may otherwise be agreed to by the Corporation and the Underwriters.

9.3

On the Closing, the Corporation shall issue and deliver to the Underwriters, against delivery by the Underwriters of the items set forth in section 9.4 (a) subject to section 9.8, the certificates representing the Offered Shares in the names and denominations reasonably requested by the Underwriters, (b) certificates representing the Underwriters’ Warrants and (c) such other documents as are contemplated by this Agreement or as the Underwriters may reasonably require.

9.4	If the Corporation has satisfied all of its obligations under this Agreement, on the Closing and against delivery of the items set forth in section 9.3, the Underwriters shall

	(a)	pay the Proceeds to the Corporation by certified cheque or wire transfer;

(b)

provide a notice of the Underwriters’ over-allocation position with a copy of such notice to be provided to the Exchange in accordance with subsection 1.9(e)(v) of Policy 4.2 of the Exchange’s Corporate Finance Manual; and

`
	(c)	provide such other documents as are contemplated by this Agreement or as the Corporation may reasonably require.

9.5

The purchase and sale of the Additional Shares upon exercise of the Underwriters' Option shall be completed at the offices of Koffman Kalef LLP, legal counsel to the Corporation, located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, at the Underwriters' Option Time of Closing on the Underwriters' Option Closing Date, unless otherwise agreed to by the Corporation and the Underwriters.

9.6

On the Underwriters' Option Closing, the Corporation shall issue and deliver to the Underwriters, against delivery by the Underwriters of the items set forth in section 9.7, (a) subject to section 9.8, the certificates representing the Additional Shares in the names and denominations reasonably requested by the Underwriters, (b) certificates representing the Underwriters’ Warrants and (c) such other documents as are contemplated by this Agreement or as the Underwriters may reasonably require.

9.7	If the Corporation has satisfied all of its obligations under this Agreement, on the Underwriters' Option Closing and against delivery of the items set forth in section 9.6, the Underwriters shall:

	(a)	pay the Proceeds to the Corporation by certified cheque or wire transfer; and

	(b)	provide such other documents as are contemplated by this Agreement or as the Corporation may reasonably require.

9.8

In the case of interests in Offered Shares held through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee, if requested by Canaccord Genuity, the Corporation will deposit such Offered Shares electronically with CDS through the non- certificated inventory system of CDS against payment of the Proceeds by wire transfer or certified cheque payable to the Corporation or as otherwise directed by the Corporation.

10.	INDEMNITY

10.1

The Corporation hereby agrees to indemnify and save harmless to the maximum extent permitted by law, the Underwriters, their affiliates, their respective directors, officers, employees, partners, agents, advisors and shareholders (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses, claims, actions, suits, proceedings, investigations, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits) whether joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims, and the fees, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing the indemnity set out in this Article 10 (each a “Claim” and, collectively, the “Claims”) to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claim relates to, is caused by, results from, arises out of or is based upon, directly or indirectly, the performance of professional services rendered by the Underwriters, whether performed before or after the execution of this Agreement by the Corporation, and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim.

10.2

If and to the extent that a court of competent jurisdiction, in a final non-appealable judgment in a proceeding in which an Indemnified Party is named as a party, determines that a Claim was caused by or resulted from an Indemnified Party’s material breach of this Agreement, breach of applicable laws, gross negligence or fraudulent act, the indemnity set out in this Article 10 shall cease to apply to such Indemnified Party in respect of such Claim and such Indemnified Party shall reimburse any funds advanced by the Corporation to the Indemnified Party pursuant to the indemnity set out in this Article 10 in respect of such Claim. The Corporation agrees to waive any right it might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under the indemnity set out in this Article 10.

10.3

If any Claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Corporation, the Indemnified Party will give the Corporation prompt written notice of any such Claim of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify shall not relieve the Corporation of its obligation of indemnification hereunder.

10.4

No admission of liability and no settlement, compromise or termination of any Claim, or investigation shall be made without the consent of the Corporation and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld or delayed. Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, the Indemnified Parties will have the right to employ one separate counsel in each applicable jurisdiction with respect to such Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Parties unless:

	(a)	employment of such counsel has been authorized in writing by the Corporation;

	(b)	the Corporation has not assumed the defence of the action within a reasonable period of time after receiving notice of the claim;

(c)

the named parties to any such claim include the Corporation, and any of the Indemnified Parties, and the Indemnified Parties shall have been advised by counsel to the Indemnified Parties that there may be a conflict of interest between the Corporation and any Indemnified Party; or

(d)	there are one or more defences available to the Indemnified Parties which are different from or in addition to those available to the Corporation, as the case may be,

in which case such fees and expenses of such counsel to the Indemnified Parties will be for the account of the Corporation. The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights the Indemnified Parties may have at common law or otherwise.

10.5

Without limiting the generality of the foregoing, the indemnity set out in this Article 10 shall apply to all reasonable expenses (including legal expenses), losses, claims and liabilities that the Underwriters may incur as a result of any action, suit, proceeding or claim that may be threatened or brought against the Corporation.

10.6

If for any reason the indemnity set out in this Article 10 is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, the Corporation agrees to contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation or the Corporation’s shareholders, and its constituencies on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Corporation will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any amount in excess of the fees actually received by the Indemnified Parties hereunder.

10.7

It is agreed that Canaccord Genuity shall act as trustee for each of the other Indemnified Parties of the covenants of the Corporation under the indemnity set out in this Article 10 with respect to such persons and Canaccord Genuity agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

10.8

The Corporation agrees that, in any event, no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Corporation, or any person asserting claims on their behalf or in right for or in connection with the performance of professional services rendered by the Underwriters, except to the extent that any losses, expenses, claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgment (in a proceeding in which an Indemnified Party is named as a party) that has become non- appealable to have resulted from a material breach of the Agreement, breach of applicable laws, gross negligence or fraudulent act of such Indemnified Party.

10.9

The Corporation agrees to reimburse each of the Underwriters monthly for the time spent by such Underwriters’ personnel in connection with any Claim at their normal per diem rates. The Corporation also agrees that if any action, suit, proceeding or claim shall be brought against, or an investigation commenced in respect of the Corporation and any of the Underwriters and personnel of such Underwriters shall be required to participate or respond in respect of or in connection with the performance of professional services rendered by the Underwriters, each such Underwriter shall have the right to employ its own counsel in connection therewith and the Corporation will reimburse such Underwriter monthly for the time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out-of-pocket expenses as may be incurred, including fees and disbursements of such Underwriter’s counsel.

10.10

The indemnity and contribution obligations of the Corporation set out in this Article 10 shall be in addition to any liability which the Corporation may otherwise have to the Indemnified Parties, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation, and any Indemnified Party. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

11.	TERMINATION OF AGREEMENT

In addition to any other remedies which may be available to the Underwriters, each Underwriter shall be entitled to terminate its obligations under this Agreement by delivering written notice to that effect to the Corporation at or prior to the Time of Closing of the Offering on the occurrence of any of the following events:

(a)	the Passport Decision Document for the Final Prospectus shall not have been issued on or before May 10, 2011 or such other date as the Corporation and the Underwriters may agree in writing;

(b)

there shall have occurred any material change or change in any material fact, or there shall be discovered any previously undisclosed material change or material fact which was required to be disclosed in the Prospectuses or otherwise, which, in each case, in the reasonable opinion of such Underwriter, has or would be expected to have a material adverse effect on the market price or value of any of the securities of the Corporation, including, without limitation, the Offered Shares;

(c)

any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental department, securities commission, board, bureau, agency or other instrumentality including, without limitation, the Exchange, the Commissions or any securities regulatory authority, which inquiry, action, suit, investigation or other proceeding involves the Corporation or any of its officers (other than one based solely upon the activities or alleged activities of the Underwriters) or directors or any law or regulation is enacted or changed which, in the opinion of such Underwriter, acting reasonably, operates to prevent or restrict the trading of the securities of the Corporation or materially and adversely affects or will materially and adversely affect the market price or value of the Common Shares of the Corporation, the distribution of the Offered Shares or adversely affects or might reasonably be expected to adversely affect the marketability, market price or value of the Common Share;

(d)

if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including, without limitation, an act of terrorism) or any law or regulation which, in the opinion of such Underwriter, acting reasonably, seriously adversely affects, or involves, or will or could reasonably be expected to adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation; or

(e)

the Corporation is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation in this Agreement is or becomes untrue and such breach is not waived by such Underwriter or in the reasonable opinion of such Underwriter, remedied by the Corporation at or prior to the Closing.

11.2

The right of the Underwriters to terminate this Agreement is in addition to such other remedies any of the purchasers may have in respect of any default, misrepresentation, act or failure to act of the Corporation in respect of any of the transactions contemplated by this Agreement.

11.3	Any such termination shall be effected by notice in writing to the Corporation at any time prior to the Time of Closing.

11.4	The Corporation shall pay the Underwriter's Expenses in the event of termination as set out in this Agreement.

11.5

The Underwriters may waive, in whole or in part, or extend the time for compliance with, any of the terms and conditions in this Agreement to be complied with by the Corporation without prejudice to their rights in respect of any other of the terms and conditions of this Agreement or any other or subsequent breach or non-compliance; provided, however, that to be binding on the Underwriters any such waiver or extension must be in writing and signed by all of the Underwriters. No act of the Underwriters in offering the Offered Shares or in preparing or joining in the execution of the Prospectuses shall constitute a waiver of or estoppel against the Underwriters.

12.	GENERAL

12.1	Any notice to be given hereunder shall be in writing and may be given by facsimile or by hand delivery and shall, in the case of notice to the Corporation, be addressed and faxed or delivered to:

SilverCrest Mines Inc.
Suite 501 – 570 Granville Street
Vancouver, BC V6C 3P1

Attention:	J. Scott Drever
Fax No.:	604 694-1761

with a copy to:

Koffman Kalef LLP
19th Floor, 885 West Georgia Street,
Vancouver, BC V6C 3H4

Attention:	Bernard Poznanski
Fax No.:	604 891-3788

and in the case of the Underwriters, be addressed and faxed or delivered to:

Canaccord Genuity Corp.
Suite 2200 – 609 Granville Street
Vancouver, BC V7Y 1H2

Attention:	Graeme Currie
Fax No.:	604 643-7733

Jennings Capital Inc.
Suite 320 – 33 Yonge Street
Toronto, ON M5E 1G4

Attention:	Daryl Hodges
Fax No.:	416 214-2844

with a copy to:

Miller Thomson LLP
1000 – 840 Howe Street
Vancouver, B.C. V6Z 2M1

Attention:	Dwight Dee
Fax No.:	(604) 643-1200

The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

12.2

Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this section 12.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

12.3

The Corporation hereby acknowledges that (i) the purchase and sale of the Offered Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation on the one hand, and the Underwriters and any affiliate through which they may be acting to effect sales, on the other, (ii) such Underwriters are acting as principal and not as an agent or fiduciary of the Corporation and (iii) the Corporation’s engagement of such Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of such Underwriters has advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that such Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Corporation in connection with such transaction or the process leading thereto.

12.4

This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the engagement letter dated April 26, 2011 between the Corporation and Canaccord Genuity.

12.5	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

12.6

The provisions contained in this Agreement which, by their terms, require performance by a party to this Agreement subsequent to the Closing Date of this Agreement, shall survive the Closing Date of this Agreement.

12.7

No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

12.8

The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

12.9	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

12.10	This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein.

12.11	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

12.12

This Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

[THIS SPACE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Corporation and the Underwriters enforceable in accordance with its terms.

Yours truly,

CANACCORD GENUITY CORP.

Per: Signed “Graeme Currie”
       Authorized Signatory

JENNINGS CAPITAL INC.

Per: Signed “Daryl Hodges”
       Authorized Signatory

The foregoing is accepted and agreed to effective as of the date appearing on the first page of this Agreement.

SILVERCREST MINES INC.

Per: Signed “J. Scott Drever”
       Authorized Signatory

SCHEDULE A

OUTSTANDING CONVERTIBLE SECURITIES
AS AT MAY 3, 2011

	Number	Price ($)	Issue Date	Expiry Date
Options	100,000	0.96	August 15, 2006	August 15, 2011
Options	725,000	0.70	September 28, 2006	September 28, 2011
Options	200,000	1.39	January 7, 2008	January 7, 2013
Options	850,000	1.27	March 27, 2008	March 27, 2013
Options	850,000	1.03	July 14, 2008	July 14, 2013
Options	100,000	0.45	January 8, 2009	January 8, 2014
Options	768,750	0.50	July 22, 2009	July 22, 2014
Options	100,000	0.80	October 21, 2009	October 21, 2014
Options	1,125,000	1.05	September 10, 2010	September 10, 2015
Options	175,000	1.94	February 15, 2011	February 15, 2016
TOTAL	4,993,750

	Number	Price ($)	Issue Date	Expiry Date
Warrants	5,000,000	0.90	November 24, 2009	November 24, 2012
TOTAL	5,000,000

SCHEDULE B

Name	Jurisdiction	Percentage Owned (directly or indirectly)
NorCrest Silver Inc.	Canada	100%
SVL Minerals Ltd.	British Columbia	100%
SilverCrest de Mexico S.A. de C.V.	Mexico	100%
Nusantara de Mexico S.A. de C.V.	Mexico	100%
Magellan Exploracion S.A. de C.V.	Mexico	100%
Minera Atlas S.A. de C.V.	El Salvador	100%
Minera Metapan S.A. de C.V.	El Salvador	100%
Minera de Cerro Santo S.A. de C.V.	Mexico	100%
Santa Elena Oro Y Plata S.A. de C.V.	Mexico	100%